SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

CERTIFICATE OF THE MINUTES OF THE 247TH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

I hereby certify, for all legal purposes, that the undersigned members of the Board of Directors (BoD) met on May 02, 2024, at 3:00 p.m., and recoded this meeting, which was convened to receive electronic voting to address the matters on the agenda.

The Board of Directors met to discuss the following matters:

1. Removal of Executive Officers from Copel (Holding), the Board of Directors, in the exercise of its attributions, resolved by unanimous votes to remove the Executive Officers of Copel (Holding): Daniel Pimentel Slaviero, Chief Executive Officer; Ana Letícia Feller, People and Business Management Officer; Adriano Rudek de Moura, Chief Financial and Investor Relations Officer; Eduardo Vieira de Souza Barbosa, Legal and Compliance Officer; Cassio Santana da Silva, New Businesses Officer; Vicente Loiácono Neto, Deputy Governance, Risks, and Compliance Officer; David Campos, Deputy Communications Officer; and Fernando Antonio Gruppelli Junior, Deputy Regulation Officer. -------------------------

2. Election of Executive Officers for Copel (Holding), the Board of Directors, in the exercise of its attributions, resolved by unanimous votes, to elect the following members as Executive Officers of Copel (Holding) for a unified term of office for 2 years, starting in May 2024: as Chief Executive Officer, Daniel Pimentel Slaviero, Brazilian, married, business administrator, holder of identification (RG) number 5.705.936-2 SSP/PR, enrolled under individual taxpayer ID (CPF) number 004.764.159-26, resident and domiciled at Rua Saldanha Marinho nº 1918, ap. 07, Bigorrilho, Curitiba - PR, CEP 80730-180; as People and Corporate Management Officer, Ana Letícia Feller, Brazilian, married, lawyer, registered with the Paraná Bar Association (OAB/PR) under number 30.259, holder of identification (RG) number 6.037.289-6 SSP/PR, enrolled under individual taxpayer ID (CPF) number 023.908.399-75, resident and domiciled at Rua Senador Nereu Ramos nº 1055, Guabirotuba, Curitiba - PR, CEP 81510-070; as Chief Financial and Investor Relations Officer, Adriano Rudek de Moura, Brazilian, married, accountant, holder of identification (RG) number 13.126.515-5 SSP/SP, enrolled under individual taxpayer ID (CPF) number 037.059.028-73, resident and domiciled at Rua Oscar Borges de Macedo Ribas nº 135, ap. 3101, Campo Comprido, Curitiba - PR, CEP 81200-521; as Legal and Compliance Officer, Eduardo Vieira de Souza Barbosa, Brazilian, lawyer, registered with the Paraná Bar Association (OAB/PR) under number 48.709, holder of identification (RG) number 6.214.620-6 SSP/PR, enrolled under individual taxpayer ID (CPF) number 039.173.619-14, resident and domiciled at Rua Desembargador Motta nº 3464, ap. 503, Mercês, Curitiba - PR, CEP 80430-232; as New Businesses Officer, Cassio Santana da Silva, Brazilian, married, business administrator, holder of identification (RG) number 26.598.852-4 SSP/SP, enrolled under individual taxpayer ID (CPF) number 271.556.568-28, resident and domiciled at Rua Waldomiro Antonio Dalarmi nº 2, casa 3, Santa Felicidade, Curitiba - PR, CEP 82015-700; as Deputy Governance, Risks, and Compliance Officer, Vicente Loiácono Neto, Brazilian, single, lawyer, registered with the Paraná Bar Association (OAB/PR) under number 43033, holder of identification (RG) number 7.067.850-0 SSP/PR, enrolled under individual taxpayer ID (CPF) number 041.329.709-81, resident and domiciled at Rua Saldanha Marinho nº 1600, ap. 42, Centro, Curitiba - PR, CEP 80430-160; as

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

Deputy Communications Officer, David Campos, Brazilian, divorced, journalist, holder of identification (RG) number 4.496.543-7 SSP/PR, enrolled under individual taxpayer ID (CPF) number 726.394.319-00, resident and domiciled at Rua Brigadeiro Franco nº 1608, ap. 602, Centro, Curitiba - PR, CEP 80420-200; and as Deputy Regulation Officer, Fernando Antonio Gruppelli Junior, Brazilian, married, electrical engineer, holder of identification (RG) number 4.105.321-6 SSP/PR, enrolled under individual taxpayer ID (CPF) number 703.340.219-87, resident and domiciled at Rua Frei Tarcísio Mastena nº 352, casa 4, Santa Felicidade, Curitiba - PR, CEP 82320-150. It was recorded that the elected Executive Officers will take office within the deadlines established by relevant legislation. -----------------------------------

Attendance: MARCEL MARTINS MALCZEWSKI (Chair); MARCO ANTÔNIO BARBOSA CÂNDIDO; CARLOS BIEDERMANN; MARCELO SOUZA MONTEIRO; JACILDO LARA MARTINS; GERALDO CORRÊA DE LYRA JUNIOR; FAUSTO AUGUSTO DE SOUZA; PEDRO FRANCO SALES; VIVIANE ISABELA DE OLIVEIRA MARTINS; and VICTÓRIA BARALDI MENDES BATISTA (Secretary).

VICTÓRIA BARALDI MENDES BATISTA

Secretary of Copel’s Governance Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 14, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.